UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

           (Mark One)
[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____to_____.

Commission file number 000-50961

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Commerce Bank/Harrisburg Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Metro Bancorp, Inc.
3801 Paxton Street
Harrisburg, PA 17111

Commerce Bank/Harrisburg Retirement Savings Plan

Financial Report

December 31, 2008

Commerce Bank/Harrisburg Retirement Savings Plan

Report of Independent Registered Public Accounting Firm

To the Trustees and Plan Administrator
Commerce Bank/Harrisburg Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Commerce Bank/Harrisburg Retirement Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  The Plan’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplementary schedules of (1) assets (held at end of year) as of December 31, 2008, and (2) delinquent participant contributions for the year ended December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplementary schedules are the responsibility of the Plan’s management.  The supplementary schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Beard Miller Company LLP

Beard Miller Company LLP
Harrisburg, Pennsylvania
June 29, 2009

Commerce Bank/ Harrisburg Retirement Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	December 31,
	2008	2007
Assets
Investments, at fair value:
Money market funds	$376,182	$289,136
Mutual funds	3,896,903	5,103,164
Metro Bancorp, Inc. common stock	416,136	460,611
	4,689,221	5,852,911
Receivables:
Participants’ contributions	62	32
Employer’s contributions	355,422	315,916
	355,484	315,948
Net assets available for benefits	$5,044,705	$6,168,859
See notes to financial statements.

Commerce Bank/ Harrisburg Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2008 and 2007

	2008	2007
Investment income (loss)
Net (depreciation)/appreciation in fair value of investments	$(2,258,225)	$89,015
Interest and dividends	132,294	373,861
	(2,125,931)	462,876
Contributions
Participants	982,022	916,282
Rollovers	135,021	10,048
Employer	355,422	315,928
	1,472,465	1,242,258
Benefits paid to participants	(470,688)	(666,950)
Net (decrease)/increase	(1,124,154)	1,038,184
Net assets available for benefits – beginning of year	6,168,859	5,130,675
Net assets available for benefits – end of year	$5,044,705	$6,168,859
See notes to financial statements.

Commerce Bank/ Harrisburg Retirement Savings Plan

Notes to Financial Statements
December 31, 2008 and 2007

Note 1 - Description of the Plan

The following brief description of the Commerce Bank/Harrisburg Retirement Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was established February 15, 1993.  The Plan is a contributory defined contribution plan.  Under the Plan, all employees who are 21 years of age and have completed six months of service are eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan sponsor is Commerce Bank/Harrisburg t/d/b/a Metro Bank. On June 15, 2009, the parent company of the Plan sponsor, changed its name from Pennsylvania Commerce Bancorp, Inc. to Metro Bancorp, Inc. At the same time of the name change, the ticker symbol changed from COBH to METR. Collectively, the parent company and the Plan sponsor are referred to as the Company. There is no impact to the Plan or its sponsor due to this name change.

Participation

An employee becomes a participant in the Plan on the earlier of the first day of the Plan year or the first day of the seventh month of the Plan year coinciding with or next following the date eligibility requirements are met.

Service Rules

Employees are credited with a year of service for each Plan year during which they have at least 1,000 hours of service.

Contributions

There are three recurring types of contributions that can be added to a participant’s account:  an employee salary deferral contribution, an employer matching contribution, and an employer profit sharing contribution.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.  Participants may contribute up to 15% of their annual pre-tax compensation by way of a salary deferral contribution.  The employer contributes an amount equal to 50% of the participant’s salary deferral contributions, up to a maximum of 6% of the participant’s compensation. Annually the Board of Directors approves the employer contribution match.  Each year, the employer, at the sole discretion of its Board of Directors, determines the amount, if any, of the employer profit sharing contribution to be made from current or accumulated net earnings.  There were no profit sharing contributions approved by the Board of Directors or made to the Plan during the years ended December 31, 2008 and 2007.  The participants may direct the balances in their accounts into various investment options.  Participants are only able to contribute, withdraw or modify their investment in Metro Bancorp, Inc.’s stock quarterly during an open

Commerce Bank/ Harrisburg Retirement Savings Plan

Note 1 - Description of the Plan (Continued)

election which occurs the last week of the month following each quarter end. Employees must meet certain eligibility requirements to receive an allocation of the employer matching and profit sharing contributions.  Contributions are subject to certain limitations.

Participants’ Accounts

Each participant’s account is credited with direct contributions and allocations of Plan earnings (including unrealized appreciation or depreciation of Plan assets) and forfeitures of the non-vested portion of terminated participants’ employer profit sharing contributions.  Allocations of Plan earnings and forfeitures are based on participants’ account balances during the valuation period.  The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account balance.

Vesting

A participant is 100% vested at all times in the participant’s salary deferral account and rollover account regardless of the number of years of service.  If participants cease participation, other than by retirement, disability, or death, the vested interest in the remainder of their accounts is dependent upon the years of credited service, as follows:

Years of Service	Percent Vested
0-1	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Payment of Benefits

Upon retirement, disability, or death, distributions will be paid as soon as administratively possible in a lump sum or as an annuity.  Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of their vested balance derived from employee and employer contributions does not exceed $1,000. However, terminated participants may elect to receive their salary deferral accounts following termination.  If the funds exceed $1,000 and the employee does not elect distribution, the interest of the participant remains in the Plan until an election is made or the balance is required to be distributed under regulation of the Internal Revenue Service Code.

Administrative Costs

Administrative costs of the Plan are absorbed by the Company.

Commerce Bank/ Harrisburg Retirement Savings Plan

Note 1 - Description of the Plan (Continued)

Forfeitures

Forfeitures of employer matching non-vested accounts are used to reduce the employer’s matching 401(k) contribution.  During the years ended December 31, 2008 and 2007, forfeitures applied against employer contributions amounted to $24,000 and $27,400, respectively.  Forfeited profit sharing non-vested accounts, if any, are allocated to all eligible participants in accordance with the Plan document.

Note 2 – Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Valuation of Investments and Recognition of Interest and Dividends

Investments in money market funds, mutual funds, and common stock are stated at fair value by reference to quoted market prices on the last business day of the reporting period.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded and allocated on a daily valuation basis.  Dividends are recorded on the ex-dividend date.

Risks

Investments of the Plan are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in participant account balances in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Significant estimates include the determination of the fair value of Plan assets. Accordingly, actual results could differ from those estimates.

Commerce Bank/ Harrisburg Retirement Savings Plan

Note 2 – Summary of Significant Accounting Policies (continued)

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.  These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.

Note 3 - Investments

The Plan’s investments are held in certain money market funds and mutual funds under the administration of the Fidelity Investment Advisory Group and in Metro Bancorp, Inc. common stock. The following table presents the fair value of the investments as determined by quoted market prices as of December 31:

	2008		2007
Money market funds:
Fidelity Spartan Money Market Fund	$376,141	*	$255,084
Fidelity Cash Reserves Fund	33		36
Fidelity Prime Fund Daily Money Class	8		34,016
	376,182		289,136
Mutual funds:
Fidelity U.S. Bond Index Fund	575,013	*	466,561	*
Fidelity Convertible Securities Fund	339,353	*	558,589	*
Fidelity Spartan U.S. Equity Index Fund	530,081	*	723,720	*
Fidelity Mid-Cap Stock Fund	493,901	*	710,700	*
Sound Shore Fund	460,561	*	626,900	*
White Oak Select Growth Fund	139,965		171,055
Oakmark Fund	211,461		308,897	*
Fidelity Spartan Extended Market Index	160,102		177,763
Fidelity Contrafund	513,564	*	643,415	*
Artisan International Fund	472,902	*	715,564	*
	3,896,903		5,103,164
Common Stock:
Metro Bancorp, Inc., Common Stock	416,136	*	460,611	*
	$4,689,221		$5,852,911
  * Represents 5% or more of the net assets available for benefits.

Commerce Bank/ Harrisburg Retirement Savings Plan

Note 3 - Investments (Continued)

The net appreciation (depreciation) in fair value of investments (including realized gains and losses on investments bought, sold, and held during the year) for each significant class of investments consists of the following for the years ended December 31:

	2008	2007
Investments at fair value as determined by quoted market prices:
Mutual funds	$(2,237,817)	$57,834
Common stock, Metro Bancorp, Inc.	(20,408)	31,181
	$(2,258,225)	$89,015

Note 4 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5 - Income Tax Status

The Plan obtained its latest determination letter on December 2, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.   The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

Note 6 - Related Party Transactions

Certain Plan investments are shares of common stock that are issued by Metro Bancorp, Inc. of which its wholly-owned subsidiary Commerce Bank/Harrisburg t/d/b/a Metro Bank is the Plan sponsor.  Therefore, related transactions qualify as related party transactions. Purchases made by the Plan for the investment in the Company’s common stock amounted to $45,488 (1,677 shares) and $21,931 (778 shares) for the years ended December 31, 2008 and 2007, respectively.  Sales made by the Plan of an investment in the Company’s common stock amounted to $69,555 (2,607 shares) and $89,782 (3,147 shares) for the years ended December 31, 2008 and 2007, respectively.

Note 7 - Parties-in-Interest Transactions

Certain Plan investments are shares of money market and mutual funds that are managed by the custodian.  Therefore, related transactions qualify as party-in-interest transactions.  All other transactions which may be considered parties-in-interest transactions relate to normal plan management and administrative services and the related payment of fees.

Commerce Bank/ Harrisburg Retirement Savings Plan

Note 8 – Fair Value Disclosure

Effective January 1, 2008, the Plan adopted the provisions of SFAS 157 for its financial assets and liabilities. SFAS 157 defines fair value as an exit price that would be received for an asset in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-tier fair value input hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the priority to unadjusted quoted prices in active markets for identical assets (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The following is a description of the valuation methodologies used for assets measured at fair value.

Money market funds: Investments in money market funds are stated at fair value by reference to quoted market prices on the last business day of the reporting period.

     Mutual funds: Valued using quoted market prices.

     Common stock: Valued using quoted market prices.

The following table sets forth the Company’s financial assets and liabilities that were measured at fair value on a recurring basis at December 31, 2008 by level within the fair value hierarchy.  As required by SFAS 157, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

December 31, 2008

	Investments at fair value as determined by quoted prices in active markets (Level 1)	Valuation techniques based on observable market data (Level II)	Valuation techniques incorporating information other than observable market data (Level III)	Total assets measured at fair value at December 31, 2008
Money market funds	$376,182	$-	$-	$376,182
Mutual funds	3,896,903	-	-	3,896,903
Common stock	416,136	-	-	416,136
Total Investments	$4,689,221	$-	$-	$4,689,221

Commerce Bank/ Harrisburg Retirement Savings Plan

Commerce Bank/Harrisburg Retirement Savings Plan
Schedule of Assets (Held at End of Year)
December 31, 2008
Form 5500 – Schedule H – Part IV – Line 4i
EIN: 23-2324730
PN: 001

(a)	Identity of Issue (b)	Description of Investment (c)	*** Cost (d)	Current Value (e)
**	Fidelity Prime Fund Daily Money Class	Money Market Fund	N/A	$8
**	Fidelity Spartan Money Market Fund	Money Market Fund	N/A	376,141
**	Fidelity Cash Reserves Fund	Money Market Fund	N/A	33
**	Fidelity U.S. Bond Index Fund	Mutual Fund	N/A	575,013
**	Fidelity Convertible Securities Fund	Mutual Fund	N/A	339,353
**	Fidelity Spartan U.S. Equity Index Fund	Mutual Fund	N/A	530,081
**	Fidelity Mid-Cap Stock Fund	Mutual Fund	N/A	493,901
	Sound Shore Fund	Mutual Fund	N/A	460,561
	White Oak Select Growth Fund	Mutual Fund	N/A	139,965
	Oakmark Fund	Mutual Fund	N/A	211,461
**	Fidelity Spartan Extended Market Index	Mutual Fund	N/A	160,102
**	Fidelity Contrafund	Mutual Fund	N/A	513,564
	Artisan International Fund	Mutual Fund	N/A	472,902
*	Metro Bancorp, Inc.	Common Stock	N/A	416,136
				$4,689,221

*     Related Party.
**   Party-in-interest.
*** Historical cost has not been presented as all investments are participant directed.

Commerce Bank/ Harrisburg Retirement Savings Plan

Commerce Bank/Harrisburg Retirement Savings Plan
Schedule of Delinquent Participant Contributions
For the year ended December 31, 2008
Form 5500 – Schedule H – Line 4a
EIN: 23-2324730
PN: 001

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan	Contributions not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$19,557	$0	$19,557	$-	$-

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Commerce Bank/Harrisburg Retirement Savings Plan

Dated: June 29, 2009

/s/ Gary L. Nalbandian
By: Gary L. Nalbandian, Trustee
/s/ Mark A. Zody
By: Mark A. Zody, Trustee